

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 21, 2017

Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re: NCR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response dated November 16, 2017**
> **File No. 001-00395**

Dear Mr. Fishman:

We have reviewed your November 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2017 letter.

1.   You state in your response to prior comment 2 that segment operating income is the measure of profit or loss used by the chief operating decision maker (CODM) to allocate resources and assess performance. Please tell us whether segment gross margin and segment gross margin rates are also regularly provided to and reviewed by your CODM. If so, tell us how such measures are used by your CODM in assessing performance or allocating resources. To the extent that your CODM uses more than one measure to allocate resources or assess segment performance, tell us how you applied the guidance in ASC 280-10-50-28 in determining the segment measure or measures to be reported.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services